

07004993

SECUR... ...ISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44397 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1333 2nd Street Promenade Suite 600
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clay Womack (310) 395-4224
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH, D.C.
185
SECTION


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Clay Womack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Capital Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Travis
Subscribed and sworn (or affirmed) to before me this 26 day of February, 2007

Notary Public

Signature

President
Title


JANICE D. DIMARE
MY COMMISSION EXPIRES
February 10, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

## Independent Auditor's Report

Board of Directors
Direct Capital Securities, Inc.:

We have audited the accompanying statement of financial condition of Direct Capital Securities, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Capital Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 16, 2007

*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Direct Capital Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2006**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 603,183 |
| Marketable securities, at market | 61,888 |
| Accounts receivable | 140,945 |
| Receivable from non-customer | 9,000 |
| Prepaid expenses | 12,141 |
| **Total assets** | $ 827,157 |

## Liabilities and Stockholder's Equity

**Liabilities**

| | |
|---|---|
| Accounts payable | $ 32,888 |
| Pension payable | 141,213 |
| Income taxes payable | 136,065 |
| **Total liabilities** | 310,166 |

**Stockholder's equity**

| | |
|---|---|
| Common stock, $.01 value; 3,300 shares authorized; 1,500 shares outstanding | 15 |
| Additional paid-in capital | 844,231 |
| Accumulated deficit | (327,255) |
| **Total stockholder's equity** | 516,991 |
| **Total liabilities and stockholder's equity** | $ 827,157 |

*The accompanying notes are an integral part of these financial statements.*

**Direct Capital Securities, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 26,591,386 |
| Interest income | 67,971 |
| Realized gains (losses) | (825) |
| Unrealized gains (losses) | (15,296) |
| **Total revenue** | 26,643,236 |
| **Expenses** | |
| Employee compensation and benefits | 1,376,486 |
| Commissions and brokerage fees | 13,828,930 |
| Consulting fees | 8,214,056 |
| Communications | 15,549 |
| Occupancy | 65,701 |
| Management fees | 2,451,991 |
| Other operating expenses | 386,561 |
| **Total expenses** | 26,339,274 |
| **Net income (loss) before income tax provision** | 303,962 |
| **Income tax provision** | 136,065 |
| **Net income (loss)** | $ 167,897 |

*The accompanying notes are an integral part of these financial statements.*

**Direct Capital Securities, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2006**

| | Common Stock | Additional Paid-in Capital | Retained Earnings/ (Accumulated Deficit ) | Total |
|---|---|---|---|---|
| Balance at December 31, 2005 | $ 15 | $ 844,231 | $ (495,152) | $ 349,094 |
| Net income (loss) | – | – | 167,897 | 167,897 |
| Balance at December 31, 2006 | $ 15 | $ 844,231 | $ (327,255) | $ 516,991 |

*The accompanying notes are an integral part of these financial statements.*

**Direct Capital Securities, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2006**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 167,897 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Expiration of warrants | $ 825 | |
| Valuation of marketable securities to market | 15,296 | |
| (Increase) decrease in: | | |
| Commission receivable | 243,976 | |
| Accounts receivable | (113,954) | |
| Prepaid expenses | (12,141) | |
| Receivable from non-customer | (9,000) | |
| (Decrease) increase in: | | |
| Accounts payable | 9,299 | |
| Commission payable | (224,458) | |
| Pension payable | 141,213 | |
| Income taxes payable | 135,228 | |
| Total adjustments | | 186,284 |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 354,181 |
| **Cash flows from investing activities:** | | |
| Purchase of marketable securities, at market | (77,184) | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | (77,184) |
| **Cash flows from financing activities:** | | – |
| **Net increase (decrease) in cash and cash equivalents** | | 276,997 |
| **Cash and cash equivalents at beginning of year** | | 326,186 |
| **Cash and cash equivalents at end of year** | | $ 603,183 |

**Supplemental disclosure of cash flow information:**
Cash paid during the year for:

| | |
|---|---|
| Interest | $ – |
| Income taxes | $ – |

*The accompanying notes are an integral part of these financial statements.*

**Direct Capital Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2006**

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Direct Capital Securities, Inc. (the "Company") was incorporated in the State of Delaware. The Company was originally incorporated under the name T.R. Winston Capital, Inc. on December 12, 1991. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of TIC Capital Markets, Inc. (the "Parent").

The Company is authorized to engage in real estate syndication, selling oil and gas interests, selling tax shelters or limited partnerships in primary distributions, private placements services and selling interests in mortgages.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company and its Parent are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Advertising costs are expensed as incurred. For the year ended December 31, 2006, the Company charged $465 to other operating expenses for advertising costs.

## Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of NASD stocks with a fair market value of $61,888. The accounting for the mark-to-market on this investment is included in income as unrealized gain (loss) of ($15,296).

## Note 3: RECEIVABLE FROM NON-CUSTOMER

Amount consists of a receivable from an employee of the Company that is unsecured, non-interest bearing and due on demand. At December 31, 2006, the amount due is $9,000.

## Note 4: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with its parent, whereby the Parent is responsible for some administrative expenses including marketing support and the Company is responsible for all rent, payroll and telephone expenses. The agreement requires the Company to pay its Parent a management fee. The management fee for the year ending December 31, 2006, was $2,451,991.

**Note 4: RELATED PARTY TRANSACTIONS**
**(Continued)**

The Company also raises investment funds for a limited partnership controlled by its president. For the year ended December 31, 2006, the Company earned $103,956 in income from these activities.

**Note 5: RETIREMENT PLAN**

The Company maintains a Simplified Employee Pension Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than one (1) year. The firm made specified contributions of up to 25% of net compensation not to exceed the Federal limit of $44,000 per employee. The Company recorded a $225,213 contribution to this plan, which is included in employee compensation and benefits on the income statement.

**Note 6: COMMITMENTS AND CONTINGENCIES**

*Commitments*

The Company entered into a sublease agreement for office space which began April 1, 2005 and ends April 30, 2007. In August, 2006, the Company entered into a new lease agreement for office space which commences on May 1, 2007. The lease expires 60 months after the commencement of an expansion lease, which is scheduled to incept no sooner than July 1, 2007. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessee.

Future minimum lease payments assuming a July 1, 2007 commencement date for the expansion lease are as follows:

| Year | Amount |
|---|---|
| 2007 | $ 233,638 |
| 2008 | 356,211 |
| 2009 | 370,459 |
| 2010 | 385,276 |
| 2011 | 400,688 |
| 2012 & thereafter | 167,902 |
| Total | $ 1,914,174 |

Rent expense was $65,701 for the year ended December 31, 2006.

**Note 6: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)**

*Contingencies*

The Company is currently involved in an NASD arbitration. The arbitration involves the former employer of a group of independent contractors that were hired by the Company. The Company plans to vigorously defend itself in this arbitration. However settlement or damages may be incurred in the future associated with this arbitration. These financial statements reflect no adjustment for any potential liabilities associated with this arbitration.

The Company maintains a bank account at a financial institution. This account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2006, the cash balance held in this financial institution was in excess of the FDIC's insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

**Note 7: <u>INCOME TAXES</u>**

As discussed in Note 1, the Company is a wholly–owned subsidiary of TIC Capital Markets, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The income tax provision consists of the following:

| | |
|---|---|
| Federal taxes | $ 107,770 |
| State taxes | 28,295 |
| Total income tax provision | $ 136,065 |

Deferred income tax expenses are recognized for the tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. No deferred taxes were recognized during the year.

**Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>**

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax

**Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS+158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

**Note 9: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $262,793, which was $242,115 in excess of its required net capital of $20,678; and the Company's ratio of aggregate indebtedness ($310,166) to net capital was 1.18 to 1, which is less than the 15 to 1 maximum ratio required for a broker/dealer.

**Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $573,640 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 836,433 |
| Adjustments: | | |
| Accumulated deficit | $ (486,654) | |
| Non-allowable assets | (47,270) | |
| Haircuts | (39,716) | |
| Total adjustments | | (573,640) |
| Net capital per audited statements | | $ 262,793 |

**Direct Capital Securities, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2006**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholder's equity** | | |
| Common stock | $ 15 | |
| Additional paid-in capital | 844,231 | |
| Accumulated deficit | (327,255) | |
| **Total stockholder's equity** | | $ 516,991 |
| Less: Non-allowable assets | | |
| Accounts receivable | (140,945) | |
| Prepaid expenses | (12,141) | |
| Receivable from non-customer | (9,000) | |
| Total adjustments | | (162,086) |
| **Net capital before haircuts** | | 354,905 |
| Less: Haircuts and undue concentration | | |
| Haircuts on securities | (9,283) | |
| Haircuts on sweep account | (52,816) | |
| Undue concentration | (30,013) | |
| Total adjustments | | (92,112) |
| **Net capital** | | 262,793 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 20,678 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (20,678) |
| **Excess net capital** | | $ 242,115 |
| Ratio of aggregate indebtedness to net capital | 1.18:1 | |

There is a $573,640 difference in net capital computation computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 10.

*See independent auditor's report.*

**Direct Capital Securities, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2006**

A computation of reserve requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Direct Capital Securities, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2006**

Information relating to possession or control requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Direct Capital Securities, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2006**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Direct Capital Securities, Inc.:

In planning and performing our audit of the financial statements of Direct Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 16, 2007



END